UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.          )

Armata Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04216R 102

(CUSIP Number)

Doug Ballweg

Delta Dental of Wisconsin

2801 Hoover Road

Stevens Point, WI 54481

715-344-6087

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04216R 102

1.	Names of Reporting Persons Delta Dental of Wisconsin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐

6.	Citizenship or Place of Organization Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,107,675
	8.	Shared Voting Power —
	9.	Sole Dispositive Power 2,107,675
	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,107,675
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.2%*
14.	Type of Reporting Person (See Instructions) IC

*	Based on 9,960,078 outstanding as of the close of business on May 9, 2019, as disclosed in the Issuer’s Current Report on Form 8-K, filed on May 10, 2019.

CUSIP No. 04216R 102

1.	Names of Reporting Persons Wyssta Investments Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐

6.	Citizenship or Place of Organization Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power —
	8.	Shared Voting Power —
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 478,681
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.2%*
14.	Type of Reporting Person (See Instructions) CO

*	Based on 9,960,078 outstanding as of the close of business on May 9, 2019, as disclosed in the Issuer’s Current Report on Form 8-K, filed on May 10, 2019.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”) of Armata Pharmaceuticals, Inc., a Washington corporation (the “Issuer”). The Issuer maintains its principal executive office at 4503 Glencoe Avenue, Marina del Rey, California 90292.

Item 2. Identity and Background.

a-f. This statement is filed by Delta Dental of Wisconsin (“DDWI”) and Wyssta Investments Inc. (“Wyssta”) (each, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have a beneficial ownership.

Wyssta is a wholly owned subsidiary of DDWI.

The address of the principal business office of both reporting entities is c/o Delta Dental of Wisconsin, 2801 Hoover Road, Stevens Point, WI 54481.

DDWI is an insurance company organized under the laws of the state of Wisconsin. Wyssta is a corporation organized under the laws of the state of Wisconsin.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Persons have not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds.

The securities reported in this statement were acquired with funds provided form working capital of the Reporting Persons who directly beneficially own such securities.

Item 4. Purpose of the Transaction.

The Reporting Persons purchased the securities reported in this statement for investment purposes. The Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review their investments on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

a, b, and c. As of May 20, 2019, the Reporting Persons beneficially owned in the aggregate 2,107,675 shares of Common Stock, constituting approximately 21.2% of the outstanding Common Stock. Of such amounts, DDWI beneficially owns 1,628,994 shares of Common Stock (approximately 16.4% of the outstanding Common Stock) and Wyssta beneficially owns 478,681 shares of Common Stock (approximately 4.8% of the outstanding Common Stock).

Wyssta is a wholly owned subsidiary of, and is controlled by DDWI. DDWI has the sole power to vote or direct the vote or to dispose of all Common Stock owned by Wyssta.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this statement for each of the Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the several Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 2,107,675 shares of Common Stock, constituting approximately 21.2% of the outstanding shares of Common Stock.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DDWI and Wyssta shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

The percentage of shares of Common Stock reported as being beneficially owned by the Reporting Persons is based on 9,960,078 outstanding as of the close of business on May 9, 2019, as disclosed in the Issuer’s Current Report on Form 8-K, filed on May 10, 2019. The Reporting Persons acquired 995,635 shares of Common Stock from the Issuer at a purchase price of approximately $5.02192 per share, in a private placement transaction on May 9, 2019 (the “Private Placement”). The Reporting Persons did not acquire or sell any other shares of Common Stock during the last 60 days.

d and e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Private Placement, the Reporting Persons entered into lock-up agreements with the Issuer, pursuant to which they accepted certain restrictions on transfers of the shares of the Issuer’s for the 180-day period commencing on May 9, 2019.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2019

Delta Dental of Wisconsin

By:	/s/ Dennis L. Peterson
Name: Dennis L. Peterson
Title: President & CEO

Wyssta Investments Inc.

By:	/s/ Dennis L. Peterson
Name: Dennis L. Peterson
Title: President & CEO